Contineum Therapeutics, Inc.

3565 General Atomics Court, Suite 200

San Diego, California 92121

May 21, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Contineum Therapeutics, Inc.
Registration Statement on Form S-3
Filed May 14, 2025
File No. 333-287275

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:30 p.m. Eastern Time on May 23, 2025, or as soon thereafter as is practicable.

The Registrant hereby authorizes Ryan Gunderson of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Registrant, to orally modify or withdraw this request for acceleration.

Thank you for your assistance. If you should have any questions, please contact Ryan Gunderson of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Registrant, at (858) 436-8046.

Very truly yours,

Contineum Therapeutics, Inc.

By:	/s/ Peter Slover
Peter Slover
Chief Financial Officer
Contineum Therapeutics, Inc.

cc:	Carmine Stengone, President, Chief Executive Officer and Director, Contineum Therapeutics, Inc.
John Healy, General Counsel, Contineum Therapeutics, Inc.
Jeffrey C. Thacker, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Ryan Gunderson, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
John E. Maciejewski, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP